Mail Stop 4561

June 13, 2007

Mr. Robert N. Shuster
Chief Financial Officer
Independent Bank Corporation
230 W. Main St.
P.O. Box 491
Ionia, MI 48846

> **Re: Independent Bank Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 000-07818**

Dear Mr. Shuster:

   We have reviewed your response dated April 27, 2007 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Exhibit 13 – Annual Report

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 46

1.   We note your supplemental response to our comment letter dated May 21, 2007. In your response you state that you believe the classification error relating to contingent consideration payments is not material and that a restatement of previously issued financial reports is not necessary. Please provide us with your comprehensive materiality analysis regarding this error, including how you considered the quantitative impact on your net operating cash flows and net investing cash flows for 2006.

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   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief